Exhibit 99.1

News Release
NYSE, TSX: NTR

November 1, 2023 – all amounts are in US dollars except as otherwise noted

Nutrien Reports Third Quarter 2023 Results

Delivered record potash sales volumes in the third quarter and benefited from strong crop nutrient demand in North America.

SASKATOON, Saskatchewan - Nutrien Ltd. (TSX and NYSE: NTR) announced today its third quarter 2023 results, with net earnings of $82 million ($0.15 diluted net earnings per share). Third quarter 2023 adjusted net earnings per share1 was $0.35 and adjusted EBITDA1 was $1.1 billion.

“Nutrien’s third-quarter results reflect the strength of agriculture and crop nutrient market fundamentals in North America. We delivered record potash sales volumes and are encouraged by the increased level of demand and market stability in the second half of 2023. We are optimistic on the outlook for our business and will continue to position the company to efficiently serve the needs of our customers,” commented Ken Seitz, Nutrien’s President and CEO.

“Our focus is on initiatives that strengthen the advantages of our integrated business, drive operational efficiencies and increase free cash flow. We expect to deliver growth from highly targeted investment projects and maintain a balanced and disciplined approach to capital allocation, including the return of meaningful capital to our shareholders,” added Mr. Seitz.

Highlights2:

•

Generated net earnings of $1.1 billion ($2.18 diluted net earnings per share) and adjusted EBITDA[1] of $5.0 billion ($4.01 adjusted net earnings per share1) in the first nine months of 2023, down from the record levels achieved over the comparable period in 2022. Adjusted EBITDA declined primarily due to lower net realized fertilizer prices across all segments and lower Nutrien Ag Solutions (“Retail”) earnings.

•

Retail adjusted EBITDA declined to $197 million in the third quarter primarily due to lower gross margin for crop protection products, partially offset by higher gross margin for crop nutrients and seed. Crop nutrients gross margin increased in the quarter due to improved grower demand and higher per-tonne margins for our commodity fertilizer and proprietary nutritional and biostimulant product lines.

•

Potash adjusted EBITDA declined to $611 million in the third quarter due to lower net realized selling prices. We delivered record potash sales volumes in the quarter supported by strong demand in North America and increased Canpotex sales to Brazil, which more than offset the impact of logistical challenges at Canpotex’s West Coast port facilities and lower demand from customers in India and Southeast Asia.

•

Nitrogen adjusted EBITDA declined to $294 million in the third quarter due to lower net realized selling prices and lower sales volumes due to production outages, which more than offset lower natural gas costs.

•	Returned $1.8 billion to shareholders in the first nine months of 2023 through dividends and share repurchases.

•	Full year 2023 adjusted EBITDA guidance[1] was narrowed to $5.8 to $6.4 billion and adjusted net earnings per share guidance was revised to $4.15 to $5.00 per share.

1. These (and any related guidance, if applicable) are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section for further information.

2. Our discussion of highlights set out on this page is a comparison of the results for the three and nine months ended September 30, 2023 to the results for the three and nine months ended September 30, 2022, unless otherwise noted.

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is the responsibility of management and is dated as of November 1, 2023. The Board of Directors (“Board”) of Nutrien carries out its responsibility for review of this disclosure principally through its Audit Committee, composed entirely of independent directors. The Audit Committee reviews and, prior to its publication, approves this disclosure pursuant to the authority delegated to it by the Board. The term “Nutrien” refers to Nutrien Ltd. and the terms “we”, “us”, “our”, “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries on a consolidated basis. Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our annual report dated February 16, 2023 (“2022 Annual Report”), which includes our annual audited consolidated financial statements and MD&A, and our annual information form dated February 16, 2023, each for the year ended December 31, 2022, can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. No update is provided to the disclosure in our 2022 annual MD&A except for material information since the date of our annual MD&A. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the “SEC”).

This MD&A is based on and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements as at and for the three and nine months ended September 30, 2023 (“interim financial statements”) based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”, unless otherwise noted. This MD&A contains certain non-IFRS financial measures and ratios and forward-looking statements, which are described in the “Non-IFRS Financial Measures” and the “Forward-Looking Statements” sections, respectively.

Market Outlook and Guidance

Agriculture and Retail

•

Weather and geopolitical issues continue to impact global grain and oilseed production and trade flows, resulting in tight inventories. New crop corn and soybean prices have recently incurred some seasonal pressure but remain 10 to 15 percent above the 10-year average.

•

Harvest in the US has progressed at an above average pace and fall fertilizer application rates have been strong in regions where harvest has been completed. We project fertilizer demand will be up 5 to 10 percent in the fourth quarter of 2023 compared to the same period in the prior year.

•

Brazilian soybean acreage is expected to expand 3 to 4 percent in 2023 and fertilizer demand has increased in the fourth quarter. Growers in Brazil continue to purchase crop inputs on a just-in-time basis, in particular crop protection products.

•	Australian growing conditions have been variable and shifting climate patterns could increase the risk of drier weather impacting crop production and crop input demand.

Crop Nutrient Markets

•

Global potash prices were relatively stable in the third quarter of 2023 and demand was strong in North America, Brazil and China. We have increased our projected global shipment range to 65 to 67 million tonnes due to the strength of demand in the second half of 2023. We now anticipate exports from Belarus to be down approximately 4 million tonnes and exports from Russia to be down approximately 2 million tonnes, compared to 2021 levels.

•

We expect robust agricultural fundamentals and the need to replenish soil nutrient levels will support increased potash consumption next year. We forecast global potash shipments in the range of 67 to 71 million tonnes in 2024, supported by stronger expected demand in Southeast Asia, Latin America, Europe and India.

•

Ammonia outages in Europe and production challenges in other key regions have contributed to higher benchmark prices in the second half of 2023. Urea markets are relatively balanced as Chinese export restrictions and strong import demand in India offset weaker seasonal demand in other regions.

•	Tight phosphate fertilizer supply has supported global benchmark prices, while recent increases in ammonia and sulfur input costs could pressure phosphate margins.

Financial Guidance

•

Based on market factors detailed above, we are narrowing full-year 2023 adjusted EBITDA guidance[2] to $5.8 to $6.4 billion. Full-year 2023 adjusted net earnings guidance[2] is revised to $4.15 to $5.00 per share primarily due to a higher projected effective tax rate. Full-year 2023 cash provided by operations is now projected at $4.0 to $4.5 billion and capital expenditures at approximately $2.7 billion.

•

Retail adjusted EBITDA guidance was revised to reflect pressure on crop protection product margins in South America and lower projected earnings in Australia, primarily related to weaker livestock markets.

•	Potash adjusted EBITDA guidance and potash sales volume guidance were revised due to the strength of North American market fundamentals.

•

Nitrogen adjusted EBITDA guidance was narrowed as higher benchmark prices offset lower projected sales volumes. Nutrien lowered Nitrogen sales volume guidance due to unplanned plant outages in the third quarter and the pull-forward of a planned maintenance outage at our Borger site into the fourth quarter of 2023.

•	Phosphate adjusted EBITDA guidance was lowered due to the impacts of hurricane related outages in the third quarter and lower projected feed and industrial sales volumes.

•

Effective tax rate on adjusted earnings guidance was increased primarily due to an unfavorable change to our geographic mix of earnings. We expect our effective tax rate on adjusted earnings will return to more historical levels in 2024.

All guidance numbers, including those noted above are outlined in the table below. Refer to page 56 of Nutrien’s 2022 Annual Report for related assumptions and sensitivities, except as set forth below.

	Guidance Ranges [1] as of
	November 1, 2023		August 2, 2023

(billions of US dollars, except as otherwise noted)	Low	High	Low	High

Adjusted net earnings per share (“EPS”) (in US dollars) [2,3]	4.15	5.00	3.85	5.60

Adjusted EBITDA [2]	5.8	6.4	5.5	6.7

Retail adjusted EBITDA	1.45	1.50	1.45	1.60

Potash adjusted EBITDA	2.30	2.50	2.00	2.50

Nitrogen adjusted EBITDA	1.90	2.10	1.80	2.30

Phosphate adjusted EBITDA (in millions of US dollars)	450	550	500	600

Potash sales tonnes (millions) [4]	12.8	13.2	12.6	13.2

Nitrogen sales tonnes (millions) [4]	10.5	10.7	10.8	11.2

Depreciation and amortization	2.1	2.2	2.1	2.2

Effective tax rate on adjusted earnings (%)	27.0	27.5	25.5	26.0

 1  See the “Forward-Looking Statements” section.

 2  These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

 3  Assumes 497 million shares outstanding for November 1, 2023 adjusted net EPS guidance.

 4  Manufactured product only. Nitrogen sales tonnes includes ESN® products.

Consolidated Results

	Three Months Ended September 30			Nine Months Ended September 30
(millions of US dollars, except as otherwise noted)	2023	2022	% Change	2023	2022	% Change
Sales	5,631	8,188	(31)	23,392	30,351	(23)
Freight, transportation and distribution	263	204	29	714	628	14
Cost of goods sold	3,741	4,722	(21)	15,972	17,205	(7)
Gross margin	1,627	3,262	(50)	6,706	12,518	(46)
Expenses	1,242	1,056	18	4,254	3,368	26
Net earnings	82	1,583	(95)	1,106	6,569	(83)
Adjusted EBITDA [1]	1,084	2,467	(56)	4,983	10,075	(51)
Diluted net earnings per share	0.15	2.94	(95)	2.18	11.96	(82)
Adjusted net earnings per share [1]	0.35	2.51	(86)	4.01	11.10	(64)
Cash (used in) provided by operating activities	(469)	878	n/m	916	3,374	(73)
Cash used in investing activities	(673)	(705)	(5)	(2,225)	(1,679)	33
Cash used for dividends and share repurchases [2]	(261)	(1,959)	(87)	(1,817)	(4,086)	(56)
1 These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section. 2 This is a supplementary financial measure. See the “Other Financial Measures” section.

Net earnings and adjusted EBITDA decreased in the third quarter and first nine months of 2023 compared to the same periods in 2022, mainly due to lower net realized selling prices across all segments and lower Retail earnings. This was partially offset by decreased cost of goods sold from lower natural gas and royalty costs, lower provincial mining taxes, and higher sales volumes for Retail crop nutrients. In the first nine months of 2023, we recorded non-cash impairment of assets of $698 million primarily related to South American Retail goodwill and Phosphate property, plant and equipment, resulting in lower net earnings. In the third quarter and first nine months of 2022, we recorded a non-cash impairment reversal of $330 million and $780 million, respectively, related to our Phosphate assets. The decrease in cash provided by operating activities in the third quarter and first nine months of 2023 compared to the same periods in 2022 was primarily due to lower earnings across all segments.

Segment Results

Our discussion of segment results set out on the following pages is a comparison of the results for the three and nine months ended September 30, 2023 to the results for the three and nine months ended September 30, 2022, unless otherwise noted.

 Nutrien Ag Solutions (“Retail”)

	Three Months Ended September 30
(millions of US dollars, except	Dollars			Gross Margin			Gross Margin (%)
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022
Sales

Crop nutrients	1,250	1,605	(22)	262	214	22	21	13

Crop protection products	1,566	1,716	(9)	339	436	(22)	22	25

Seed	158	134	18	54	33	64	34	25

Merchandise	231	241	(4)	40	41	(2)	17	17

Nutrien Financial	73	65	12	73	65	12	100	100

Services and other	235	244	(4)	150	153	(2)	64	63

Nutrien Financial elimination [1]	(23)	(25)	(8)	(23)	(25)	(8)	100	100
	3,490	3,980	(12)	895	917	(2)	26	23
Cost of goods sold	2,595	3,063	(15)
Gross margin	895	917	(2)
Expenses ²	892	890	-
Earnings before finance costs and taxes (“EBIT”)	3	27	(89)
Depreciation and amortization	189	206	(8)
EBITDA	192	233	(18)
Adjustments [3]	5	2	150
Adjusted EBITDA	197	235	(16)
1 Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.
2 Includes selling expenses of $798 million (2022 – $821 million).
3 See Note 2 to the interim financial statements.

	Nine Months Ended September 30
(millions of US dollars, except	Dollars			Gross Margin			Gross Margin (%)
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022
Sales

Crop nutrients	6,571	7,740	(15)	1,032	1,417	(27)	16	18

Crop protection products	5,790	6,086	(5)	1,220	1,523	(20)	21	25

Seed	2,093	1,861	12	391	382	2	19	21

Merchandise	750	755	(1)	131	133	(2)	17	18

Nutrien Financial	252	205	23	252	205	23	100	100

Services and other	691	729	(5)	522	555	(6)	76	76

Nutrien Financial elimination	(107)	(113)	(5)	(107)	(113)	(5)	100	100
	16,040	17,263	(7)	3,441	4,102	(16)	21	24
Cost of goods sold	12,599	13,161	(4)
Gross margin	3,441	4,102	(16)
Expenses ¹,²	3,242	2,733	19
EBIT	199	1,369	(85)
Depreciation and amortization	558	550	1
EBITDA	757	1,919	(61)
Adjustments [2]	473	(17)	n/m
Adjusted EBITDA	1,230	1,902	(35)
1 Includes selling expenses of $2,534 million (2022 – $2,556 million).
2 Includes non-cash impairment of assets of $465 million (2022 – nil). See Notes 2 and 3 to the interim financial statements.

•

Retail adjusted EBITDA decreased in the third quarter of 2023 primarily due to lower gross margin for crop protection products, partially offset by higher gross margin for crop nutrients and seed. For the first nine months of the year, adjusted EBITDA decreased mainly due to lower gross margin for both crop nutrients and crop protection products. Included with expenses for the first nine months of 2023, we recognized a $465 million non-cash impairment primarily to goodwill relating to our South American Retail assets, mainly due to the impact of crop input price volatility, more moderate long-term growth assumptions and higher interest rates.

•

Crop nutrients sales decreased in the third quarter and first nine months of 2023 due to lower selling prices across all regions compared to the strong comparable periods in 2022. Third quarter gross margin increased due to improved grower demand and higher per-tonne margins for both commodity fertilizer and our proprietary nutritional and biostimulant product lines. Sales volumes increased for both the third quarter and first nine months of the year as growers returned to more normalized application rates to replenish nutrients in the soil.

•

Crop protection products sales were lower in the third quarter and first nine months of 2023 primarily due to decreased prices for certain commodity products compared to the historically strong comparable periods in 2022. Gross margin was also impacted by the selling through of higher cost inventory. Dry conditions in the US Midwest impacted demand for certain crop protection products during the third quarter and first nine months of the year.

•

Seed sales and gross margin were higher in the third quarter due to increased cotton sales in the Southern US and the benefits of acquisitions in Brazil. Sales and gross margin for the first nine months of 2023 improved primarily due to increased corn sales in the US.

•

Nutrien Financial sales increased in the third quarter and first nine months of 2023 due to higher utilization of our financing offerings in the US as well as the recent launch of NPay, our digitally-enabled financing program in Australia.

 Potash

	Three Months Ended September 30

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change

Manufactured product

Net sales

North America	499	436	14	1,674	619	170	298	703	(58)

Offshore	473	1,568	(70)	2,221	2,548	(13)	213	616	(65)

	972	2,004	(51)	3,895	3,167	23	250	633	(61)

Cost of goods sold	389	386	1				100	122	(18)

Gross margin – total	583	1,618	(64)				150	511	(71)
Expenses [1]	105	352	(70)	Depreciation and amortization			34	35	(3)

EBIT	478	1,266	(62)	Gross margin excluding depreciation
Depreciation and amortization	133	112	19	and amortization – manufactured [2]			184	546	(66)

EBITDA / Adjusted EBITDA	611	1,378	(56)	Potash controllable cash cost of
				product manufactured [2]			56	70	(20)

 1  Includes provincial mining taxes of $96 million (2022 – $348 million).

 2  These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

	Nine Months Ended September 30

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change

Manufactured product

Net sales

North America	1,311	1,949	(33)	3,754	2,770	36	349	703	(50)

Offshore	1,672	4,573	(63)	6,159	7,149	(14)	271	640	(58)

	2,983	6,522	(54)	9,913	9,919	-	301	658	(54)

Cost of goods sold	1,047	1,090	(4)				106	110	(4)

Gross margin – total	1,936	5,432	(64)				195	548	(64)
Expenses [1]	340	975	(65)	Depreciation and amortization			35	36	(3)

EBIT	1,596	4,457	(64)	Gross margin excluding depreciation
Depreciation and amortization	345	354	(3)	and amortization – manufactured			230	584	(61)

EBITDA / Adjusted EBITDA	1,941	4,811	(60)	Potash controllable cash cost of
				product manufactured			59	56	5

 1  Includes provincial mining taxes of $319 million (2022 – $959 million).

•

Potash adjusted EBITDA declined in the third quarter and first nine months of 2023 due to lower net realized selling prices and offshore sales volumes, which more than offset higher North American sales volumes.

•

Sales volumes were the highest third quarter on record, primarily driven by strong demand in North America and Brazil. North American sales volumes were higher in the third quarter and first nine months of 2023 due to lower channel inventory and increased grower demand. Offshore sales volumes declined over the same periods due to logistical challenges at Canpotex’s West Coast port facilities and reduced shipments to customers in India and Southeast Asia, partially offset by record Canpotex sales volumes to Brazil.

•

Net realized selling price decreased in the third quarter and first nine months of 2023 compared to the historically strong periods in 2022, due to a decline in benchmark prices and higher logistics costs related to logistical challenges at Canpotex’s West Coast port facilities.

•

Cost of goods sold per tonne decreased in the third quarter of 2023 primarily due to lower royalties and the timing of turnaround activity. For the first nine months of the year, cost of goods sold per tonne decreased mainly due to lower royalties.

Canpotex Sales by Market

(percentage of sales volumes, except as otherwise noted)	Three Months Ended September 30			Nine Months Ended September 30
	2023	2022	Change	2023	2022	Change
Latin America	49	35	14	47	36	11
Other Asian markets [1]	28	32	(4)	28	34	(6)
Other markets	10	10	-	11	9	2
China	10	15	(5)	9	14	(5)
India	3	8	(5)	5	7	(2)
	100	100		100	100

 1  All Asian markets except China and India.

 Nitrogen

	Three Months Ended September 30

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change

Manufactured product

Net sales

Ammonia	156	649	(76)	570	701	(19)	272	927	(71)

Urea and ESN® [1]	272	431	(37)	687	705	(3)	396	613	(35)

Solutions, nitrates and sulfates	231	465	(50)	1,130	1,274	(11)	205	365	(44)

	659	1,545	(57)	2,387	2,680	(11)	276	577	(52)

Cost of goods sold [1]	495	895	(45)				208	335	(38)

Gross margin – manufactured	164	650	(75)				68	242	(72)

Gross margin – other [1,2]	(10)	14	n/m	Depreciation and amortization [1]			54	53	2

Gross margin – total	154	664	(77)	Gross margin excluding depreciation
(Income) expenses [3]	(10)	(50)	(80)	and amortization – manufactured [4]			122	295	(59)

EBIT	164	714	(77)	Ammonia controllable cash cost of
Depreciation and amortization	130	141	(8)	product manufactured [4]			61	62	(2)

EBITDA / Adjusted EBITDA	294	855	(66)

 1  Certain immaterial 2022 figures have been reclassified.

 2  Includes other nitrogen and purchased products and comprises net sales of $64 million (2022 – $226 million) less cost of goods sold of $74 million (2022 – $212 million).

 3  Includes earnings from equity-accounted investees of $30 million (2022 – $79 million).

 4  These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

	Nine Months Ended September 30
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change

Manufactured product

Net sales

Ammonia	873	1,952	(55)	1,785	1,939	(8)	489	1,007	(51)

Urea and ESN® [1]	1,183	1,624	(27)	2,386	2,250	6	496	722	(31)

Solutions, nitrates and sulfates	897	1,440	(38)	3,518	3,495	1	255	412	(38)

	2,953	5,016	(41)	7,689	7,684	-	384	653	(41)

Cost of goods sold [1]	1,840	2,478	(26)				239	323	(26)

Gross margin – manufactured	1,113	2,538	(56)				145	330	(56)

Gross margin – other [1,2]	(19)	44	n/m	Depreciation and amortization			55	52	6

Gross margin – total	1,094	2,582	(58)	Gross margin excluding depreciation
(Income) expenses [3]	(19)	(105)	(82)	and amortization – manufactured			200	382	(48)

EBIT	1,113	2,687	(59)	Ammonia controllable cash cost of
Depreciation and amortization	426	403	6	product manufactured			60	59	2

EBITDA / Adjusted EBITDA	1,539	3,090	(50)

 1  Certain immaterial 2022 figures have been reclassified.

 2 Includes other nitrogen and purchased products and comprises net sales of $298 million (2022 – $725 million) less cost of goods sold of $317 million (2022 – $681 million).

 3  Includes earnings from equity-accounted investees of $91 million (2022 – $192 million).

•

Nitrogen adjusted EBITDA decreased in the third quarter and first nine months of 2023 due to lower net realized selling prices for all major nitrogen products, which more than offset lower natural gas costs. During the third quarter, we completed two smaller brownfield expansion projects at our Geismar facility and installed our final nitrous oxide (N2O) abatement project, which we expect to be a key contributor to reducing our greenhouse gas emissions.

•

Sales volumes were lower in the third quarter of 2023 primarily due to unplanned production outages at our plants in Trinidad, Borger and Geismar. Sales volumes for the first nine months of 2023 were flat as increased demand for nitrates and sulfates and strong spring seasonal demand for urea and ESN® offset lower ammonia sales volumes impacted by the production outages.

•

Net realized selling price in the third quarter and first nine months of 2023 was lower for all major nitrogen products primarily due to weaker benchmark prices resulting from lower energy prices in key nitrogen producing regions.

•

Cost of goods sold per tonne decreased in the third quarter and first nine months of 2023 due to lower natural gas costs. Ammonia controllable cash cost of product manufactured increased for the first nine months mainly due to higher input costs and lower production.

Natural Gas Prices in Cost of Production

	Three Months Ended September 30			Nine Months Ended September 30
(US dollars per MMBtu, except as otherwise noted)	2023	2022	% Change	2023	2022	% Change
Overall natural gas cost excluding realized derivative impact	2.96	8.33	(64)	3.56	7.92	(55)
Realized derivative impact	(0.01)	(0.09)	(89)	(0.01)	(0.06)	(83)

Overall natural gas cost	2.95	8.24	(64)	3.55	7.86	(55)

Average NYMEX	2.55	8.20	(69)	2.69	6.77	(60)

Average AECO	1.78	4.46	(60)	2.24	4.34	(48)

•

Natural gas prices in our cost of production decreased in the third quarter and first nine months of 2023 as a result of lower North American natural gas index prices and decreased natural gas costs in Trinidad, where our natural gas prices are linked to ammonia benchmark prices.

 Phosphate

	Three Months Ended September 30
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change

Manufactured product

Net sales

Fertilizer	245	375	(35)	519	479	8	472	782	(40)

Industrial and feed	137	192	(29)	145	161	(10)	946	1,198	(21)

	382	567	(33)	664	640	4	575	886	(35)

Cost of goods sold	351	445	(21)				528	695	(24)

Gross margin – manufactured	31	122	(75)				47	191	(75)

Gross margin – other [1]	(4)	(8)	(50)	Depreciation and amortization			113	75	51

Gross margin – total	27	114	(76)	Gross margin excluding depreciation
Expenses (income) [2]	12	(311)	n/m	and amortization – manufactured [3]			160	266	(40)

EBIT	15	425	(96)
Depreciation and amortization	75	48	56

EBITDA	90	473	(81)
Adjustments [2]	-	(330)	(100)

Adjusted EBITDA	90	143	(37)

 1  Includes other phosphate and purchased products and comprises net sales of $62 million (2022 – $84 million) less cost of goods sold of $66 million (2022 – $92 million).

 2  2022 includes reversal of non-cash impairment of assets of $(330) million. See Notes 2 and 3 to the interim financial statements.

 3  This is a non-IFRS financial measure. See the “Non-IFRS Financial Measures” section.

	Nine Months Ended September 30
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change

Manufactured product

Net sales

Fertilizer	763	1,093	(30)	1,333	1,305	2	572	837	(32)

Industrial and feed	495	551	(10)	465	542	(14)	1,064	1,017	5

	1,258	1,644	(23)	1,798	1,847	(3)	700	890	(21)

Cost of goods sold	1,085	1,157	(6)				604	626	(4)

Gross margin – manufactured	173	487	(64)				96	264	(64)

Gross margin – other [1]	(10)	(10)	-	Depreciation and amortization			118	70	69

Gross margin – total	163	477	(66)	Gross margin excluding depreciation
Expenses (income) [2]	269	(739)	n/m	and amortization – manufactured			214	334	(36)

EBIT	(106)	1,216	n/m
Depreciation and amortization	213	130	64

EBITDA	107	1,346	(92)
Adjustments [2]	233	(780)	n/m

Adjusted EBITDA	340	566	(40)

 1  Includes other phosphate and purchased products and comprises net sales of $202 million (2022 – $232 million) less cost of goods sold of $212 million (2022 – $242 million).

 2  Includes non-cash impairment of assets of $233 million (2022 – reversal of non-cash impairment of assets of $(780) million). See Notes 2 and 3 to the interim financial statements.

•

Phosphate adjusted EBITDA decreased in the third quarter and first nine months of 2023 primarily due to lower net realized selling prices for fertilizer products, partially offset by lower ammonia and sulfur input costs. Included with expenses for the first nine months of 2023, we recognized a $233 million non-cash impairment of our White Springs property, plant and equipment, while we had non-cash impairment reversals of our Phosphate assets of $780 million for the first nine months of 2022.

•

Sales volumes increased in the third quarter of 2023 due to higher phosphate fertilizer demand, which was partially offset by hurricane-related downtime at our White Springs facility. Sales volumes for the first nine months were lower than the previous year primarily due to lower production impacting our industrial and feed sales.

•

Net realized selling price decreased in the third quarter and first nine months of 2023 primarily due to lower fertilizer net realized selling prices, while lower industrial and feed net realized selling prices in the third quarter reflect the typical lag relative to spot fertilizer prices.

•	Cost of goods sold per tonne decreased in the third quarter and first nine months due to lower ammonia and sulfur costs, partially offset by higher depreciation from reversal of impairments in 2022.

 Corporate and Others

(millions of US dollars, except as otherwise noted)	Three Months Ended September 30			Nine Months Ended September 30
	2023	2022	% Change	2023	2022	% Change
Selling expense recovery	(3)	(2)	50	(7)	(6)	17
General and administrative expenses	88	80	10	260	227	15
Share-based compensation expense (recovery)	42	39	8	(7)	122	n/m
Other expenses	117	59	98	187	160	17
EBIT	(244)	(176)	39	(433)	(503)	(14)
Depreciation and amortization	25	19	32	62	55	13
EBITDA	(219)	(157)	39	(371)	(448)	(17)
Adjustments [1]	142	63	125	221	230	(4)
Adjusted EBITDA	(77)	(94)	(18)	(150)	(218)	(31)

 1  See Note 2 to the interim financial statements.

•	General and administrative expenses were higher in the third quarter and first nine months of 2023 primarily due to higher staffing costs and higher depreciation and amortization expense.

•

Share-based compensation was a recovery in the first nine months of 2023 due to a decrease in the fair value of share-based awards compared to an expense for the comparative period in 2022 reflecting the increase in fair value. The fair value takes into consideration several factors such as our share price movement, our performance relative to our peer group and return on our invested capital.

•

Other expenses were higher in the third quarter and first nine months of 2023 compared to the same periods in 2022 due to higher foreign exchange losses primarily from our South American Retail region. The first nine months of 2023 included a $92 million loss on Blue Chip Swaps incurred through trade transactions to remit cash from Argentina. The loss is a result of the significant divergence between the Blue Chip Swap market exchange rate and the official Argentinian Central Bank rate. This was partially offset by an $80 million gain in the first nine months of 2023 from amendments due to design plan changes to our other post-retirement benefit plans.

 Eliminations

•

Eliminations are not part of the Corporate and Others segment. The elimination of gross margin between operating segments of $32 million for the third quarter of 2023 was lower than the elimination of $51 million in the same period of 2022 as crop input volumes, selling prices and margins related to our intersegment sales decreased. For the first nine months of 2023, there was a recovery of $72 million compared to an elimination of $75 million in the same period in 2022. This variance is due to the timing of release of intersegment inventories held by our Retail segment.

Finance Costs, Income Taxes and Other Comprehensive Income

(millions of US dollars, except as otherwise noted)	Three Months Ended September 30			Nine Months Ended September 30
	2023	2022	% Change	2023	2022	% Change
Finance costs	206	136	51	580	375	55
Income tax expense	97	487	(80)	766	2,206	(65)
Other comprehensive loss	(86)	(230)	(63)	(16)	(296)	(95)

•

Finance costs were higher in the third quarter and first nine months of 2023 compared to the same periods in 2022 primarily due to higher interest on short-term debt from increased commercial paper interest rates and higher average short-term and long-term debt balances.

•

Income tax expense was lower in the third quarter and first nine months of 2023 as a result of lower earnings compared to the same periods in 2022. The effective tax rates for the third quarter and first nine months of 2023 were 54 percent and 41 percent compared to 24 percent and 25 percent for the comparative periods in 2022. The increase in effective tax rates was a result of the impacts of the non-cash impairments of assets, the loss on Blue Chip Swaps and a change in recognition of deferred income taxes in 2023.

•

Other comprehensive loss was lower primarily driven by changes in the currency translation of our foreign operations, our investment in Sinofert Holdings Ltd. (“Sinofert”) and an actuarial gain on our defined benefit plans in 2022 with no similar transaction in 2023. In the third quarter and first nine months of 2023 compared to the same periods in 2022, we had lower foreign currency translation losses on our Retail foreign operations mainly due to improvements of Canadian and Australian currencies relative to the US dollar. In the third quarter and first nine months of 2023, we had lower fair value losses on our investment in Sinofert due to share price decreases, compared to the same periods in 2022.

Liquidity and Capital Resources

Sources and Uses of Liquidity

We continued to manage our capital in accordance with our capital allocation strategy. We believe that our internally generated cash flow, supplemented by available borrowings under new or existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures, planned growth and development activities, and other cash requirements for the foreseeable future. Refer to the “Capital Structure and Management” section for details on our existing long-term debt and credit facilities.

Sources and Uses of Cash

(millions of US dollars, except as otherwise noted)	Three Months Ended September 30			Nine Months Ended September 30
	2023	2022	% Change	2023	2022	% Change

Cash (used in) provided by operating activities	(469)	878	n/m	916	3,374	(73)

Cash used in investing activities	(673)	(705)	(5)	(2,225)	(1,679)	33

Cash provided by (used in) financing activities	976	(29)	n/m	981	(1,319)	n/m

Effect of exchange rate changes on cash and cash equivalents	(17)	(32)	(47)	(19)	(52)	(63)

(Decrease) increase in cash and cash equivalents	(183)	112	n/m	(347)	324	n/m

Cash (used in) provided by operating activities

• Cash used in operating activities in the third quarter of 2023 compared to cash provided by operating activities in the same period in 2022 and lower cash provided by operating activities in the first nine months of 2023 compared to the same period in 2022 was primarily due to lower net realized selling prices across all segments compared to historically strong benchmark prices in 2022.

Cash used in investing activities

• Cash used in investing activities in the third quarter of 2023 was lower compared to the same period in 2022 as we reduced our capital expenditures in the third quarter of 2023 in alignment with the strategic actions announced earlier this year.

• Cash used in investing activities in the first nine months of 2023 was higher compared to the same period in 2022 due to higher turnaround activities in the first half of 2023 and increased investing capital expenditures as we complete our committed projects.

Cash provided by (used in) financing activities

• Cash provided by financing activities in the third quarter and first nine months of 2023 compared to cash used in financing activities in the same periods in 2022 was due to lower share repurchases through our normal course issuer bid programs and the issuance of $1,500 million of notes in the first quarter of 2023, which were partially offset by lower proceeds from short-term debt and the repayment of $500 million of notes at maturity in the second quarter of 2023.

Financial Condition Review

The following balance sheet categories contain variances that are considered material:

	As at
(millions of US dollars, except as otherwise noted)	September 30, 2023	December 31, 2022	$ Change	% Change

Assets

Cash and cash equivalents	554	901	(347)	(39)

Receivables	7,713	6,194	1,519	25

Inventories	5,169	7,632	(2,463)	(32)

Prepaid expenses and other current assets	656	1,615	(959)	(59)

Property, plant and equipment	22,150	21,767	383	2

Goodwill	12,078	12,368	(290)	(2)

Liabilities and Equity

Short-term debt	4,354	2,142	2,212	103

Current portion of long-term debt	-	542	(542)	(100)

Payables and accrued charges	6,653	11,291	(4,638)	(41)

Long-term debt	9,427	8,040	1,387	17

Share capital	13,837	14,172	(335)	(2)

Retained earnings	11,636	11,928	(292)	(2)

•	Explanations for changes in Cash and cash equivalents are in the “Sources and Uses of Cash” section.

•

Receivables increased primarily due to the seasonality of Retail sales resulting in higher receivables with customers and vendor rebates. A strategic extension of credit terms to our Retail customers also contributed to this increase. These were partially offset by lower receivables in our Potash and Nitrogen segments as selling prices decreased from the historically strong period in 2022.

•

Inventories decreased due to Retail’s seasonal sales and lower-value inventories on hand as related benchmark prices decreased. Generally, we build up our inventory levels in North America near year-end in preparation for the next year’s upcoming planting and application seasons.

•

Prepaid expenses and other current assets decreased due to the seasonal drawdown of prepaid inventories where Retail typically prepays for products during the fourth quarter and takes possession of inventory throughout the following year.

•	Property, plant and equipment increased primarily as a result of our capital expenditures related to our Potash and Nitrogen capital projects and turnarounds to maintain safe and reliable operations.

•

Goodwill decreased due to the goodwill impairment related to our Retail – South America group of cash generating units (“CGUs”) in the second quarter of 2023, partially offset by an increase in goodwill recognized from recent acquisitions.

•	Short-term debt increased due to additional commercial paper issuances for our seasonal working capital requirements.

•	Current portion of long-term debt decreased due to the repayment of $500 million of notes at maturity in the second quarter of 2023.

•

Payables and accrued charges decreased primarily due to seasonality of our Retail segment. We generally receive higher customer prepayments in North America near year-end and customers draw down on the balance throughout the year. This also decreased from income tax payments made in 2023 related to our 2022 historically strong earnings, lower provincial mining taxes from lower potash prices and lower natural gas input costs.

•	Long-term debt increased due to the issuance of $1,500 million of notes in the first quarter of 2023.

•	Share capital decreased primarily as a result of shares repurchased in the first nine months of 2023 under our normal course issuer bid programs.

•	Retained earnings decreased as declared dividends and share repurchases exceeded net earnings in the first nine months of 2023.

Capital Structure and Management

Principal Debt Instruments

As part of the normal course of business, we closely monitor our liquidity position. We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We were in compliance with our debt covenants and did not have any changes to our credit ratings in the nine months ended September 30, 2023.

	As at September 30, 2023

(millions of US dollars, except as otherwise noted)			Outstanding and Committed
	Rate of Interest (%)	Total Facility Limit	Short-Term Debt	Long-Term Debt
Credit facilities

Unsecured revolving term credit facility	n/a	4,500	-	-

Unsecured revolving term credit facility [1]	n/a	1,500	-	-

Uncommitted revolving demand facility	n/a	1,000	-	-

Other credit facilities		1,300
South America [2]	2.3 – 13.2		460	151
Australia	5.0		123	-
Other	4.0 – 4.7		47	3
Commercial paper	5.6 – 5.8		3,583	-
Other short-term and other long-term debt [3]	n/a		141	2

Total			4,354	156

1 During the three months ended September 30, 2023, we extended the term of our unsecured revolving term credit facility to September 10, 2024 and reduced the facility limit from $2,000 million to $1,500 million.

2 Our credit facilities are either denominated in local currency or US dollars. The range of interest rates for South America excludes our Argentina facilities denominated in local currency with interest rates ranging from 96.0 to 125.0 percent. The balance of these Argentina facilities as at September 30, 2023 was $15 million.

3 Other long-term debt excludes our notes and debentures.

The amount available under the commercial paper program is limited to the undrawn availability of backup funds under the $4,500 million unsecured revolving term credit facility and excess cash invested in highly liquid securities.

Our long-term debt consists primarily of notes and debentures. See the “Capital Structure and Management” section of our 2022 Annual Report for information on balances, rates and maturities for our notes and debentures. During the first nine months of 2023, we issued two series of notes of $750 million each with interest rates of 4.900 and 5.800 percent, respectively, and repaid our $500 million 1.900 percent notes upon maturity on May 13, 2023. See Note 8 to the interim financial statements.

Outstanding Share Data

As at October 31, 2023

Common shares	494,547,340

Options to purchase common shares	3,278,255

For more information on our capital structure and management, see Note 24 to our 2022 annual consolidated financial statements.

Quarterly Results

(millions of US dollars, except as otherwise noted)	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021

Sales	5,631	11,654	6,107	7,533	8,188	14,506	7,657	7,267

Net earnings	82	448	576	1,118	1,583	3,601	1,385	1,207

Net earnings attributable to equity holders of Nutrien	75	440	571	1,112	1,577	3,593	1,378	1,201

Net earnings per share attributable to equity holders of Nutrien

Basic	0.15	0.89	1.14	2.15	2.95	6.53	2.49	2.11

Diluted	0.15	0.89	1.14	2.15	2.94	6.51	2.49	2.11

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. The results of this seasonality have a corresponding effect on receivables from customers and rebates receivables, inventories, prepaid expenses and other current assets, and trade payables. Our short-term debt also fluctuates during the year to meet working capital requirements. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Our earnings are significantly affected by fertilizer benchmark prices, which have been volatile over the last two years and are affected by demand-supply conditions, grower affordability and weather.

In the second quarter of 2023, we recorded non-cash impairment of assets totaling to $698 million. This is comprised of an impairment of our Phosphate White Springs property, plant and equipment of $233 million and an impairment of our South American Retail assets of $465 million primarily related to goodwill. In the second and third quarters of 2022, earnings were impacted by $450 million and $330 million non-cash impairment reversals at Aurora and White Springs CGUs, respectively, of property, plant and equipment in the Phosphate segment. The impairments and reversal of impairments in our Phosphate segment reflect the volatility of forecasted phosphate margins while the impairment related to the Retail South America group of CGUs is due to the impact of crop input price volatility, more moderate long-term growth assumptions and higher interest rates. In the fourth quarter of 2021, earnings were impacted by a $142 million loss resulting from the early extinguishment of long-term debt.

Critical Accounting Estimates

Our significant accounting policies are disclosed in our 2022 Annual Report. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the Audit Committee of the Board. Our critical accounting estimates are discussed on page 65 of our 2022 Annual Report. Other than the critical accounting estimates discussed below, there were no other material changes in the three or nine months ended September 30, 2023 to our critical accounting estimates.

Non-cash Impairment of Assets

Goodwill and Intangible Assets Impairment

Recent acquisitions in Brazil resulted in goodwill being recognized for our Retail – South America group of CGUs. Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate, and we anticipate not meeting our forecasts. During the three months ended June 30, 2023, we revised our forecasted EBITDA for the Retail – South America group of CGUs, which triggered an impairment analysis. Due to the impact of crop input price volatility, more moderate long-term growth assumptions and higher interest rates, we lowered our product margin expectations and deferred certain of our planned strategic investments. As a result, this reduced our forecasted earnings and growth. As at June 30, 2023, the Retail – South America group of CGUs recoverable amount was lower than its carrying amount. As a result, we fully impaired goodwill of $422 million and recorded a $43 million impairment of intangible assets for a total of $465 million for the Retail – South America group of CGUs. Refer to Note 3 to the interim financial statements for additional information.

The following table highlights sensitivities to the recoverable amount, which could have resulted in additional impairment against the carrying amount of intangible assets and property, plant and equipment. The sensitivities have been calculated independently of changes in other key variables. Dollar amounts are in millions, except as otherwise noted.

Key Assumptions as at June 30, 2023	Change in Key Assumption		Decrease to Recoverable Amount ($)

Terminal growth rate (%)	-	1.0 percent	50

Forecasted EBITDA over forecast period ($)	-	5.0 percent	100

Discount rate (%)	+	1.0 percent	120

Long-Lived Asset Impairment and Reversals

Phosphate CGUs

Three Months Ended June 30, 2023	Impairment Trigger	Result
White Springs	Decrease in our forecasted phosphate margins.	Impairment of $233 million recorded to property, plant and equipment as the recoverable amount was less than its carrying value.
Aurora		No impairment recorded.

The White Springs CGU has a short expected mine life and is therefore more sensitive to changes in short- and medium-term forecasted phosphate margins. Refer to Note 3 to the interim financial statements for additional information.

The following table highlights sensitivities to the recoverable amounts, which could result in additional impairment losses or reversals of the previously recorded losses (relating to the White Springs CGU). The sensitivities have been calculated independently of changes in other key variables. Dollar amounts are in millions, except as otherwise noted.

			Change to Recoverable Amount ($)
Key Assumptions as at June 30, 2023	Change in Assumption		White Springs		Aurora

Forecasted EBITDA over forecast period ($)	+ / -	5.0 percent	+ / -	40	+ / -	220

Pre-tax discount rate (%)	+ / -	1.0 percent	- / +	20	n/a	n/a

Post-tax discount rate (%)	+ / -	1.0 percent	n/a	n/a	- / +	190

Long-term growth rate (%)	+ / -	1.0 percent	n/a	n/a	+ / -	110

Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has been no change in our internal control over financial reporting during the three months ended September 30, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Forward-Looking Statements

Certain statements and other information included in this document, including within the “Market Outlook and Guidance” section, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “project”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s business strategies, plans, prospects and opportunities; Nutrien’s revised 2023 full-year guidance, including expectations regarding our adjusted net earnings per share and adjusted EBITDA (consolidated and by segment), Potash sales tonnes, Nitrogen sales tonnes, depreciation and amortization and effective tax rate on adjusted earnings; our expectations for annual potash capability and ability to adjust operations according to market demand; our projections for cash from operations; expectations regarding our growth and capital allocation intentions and strategies, including our forecasts relating to goodwill impairment; our ability to reduce our greenhouse gas emissions, and the initiatives in connection therewith, including the expected impacts in connection with the installment of our final N2O abatement project; expectations and forecasts relating to our Aurora and White Springs CGUs and the reversals and impairments (as applicable) associated therewith; our advancement of strategic growth initiatives; capital spending expectations for 2023 and beyond, including expectations for lower capital expenditures and reduced expenses; expectations regarding Retail inventory levels in North America; expectations regarding performance of our operating segments in 2023; our operating segment market outlooks and our expectations for market conditions and fundamentals in 2023 and beyond, and the anticipated supply and demand for our products and services, expected market, industry and growing conditions with respect to crop nutrient application rates, planted acres, grower crop investment, crop mix, including the need to replenish soil nutrient levels, production volumes and expenses, shipments, consumption, prices, operating rates and the impact of seasonality, import and export volumes, economic sanctions, operating rates, inventories, crop development and natural gas curtailments; the expected impact of completed brownfield expansions at our Geismar facility; the negotiation of sales contracts; timing and impacts of plant turnarounds; acquisitions and divestitures and the anticipated benefits thereof; and expectations in connection with our ability to deliver long-term returns to shareholders. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty. The additional key assumptions that have been made include, among other things, assumptions with respect to our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and to realize the expected synergies on the anticipated timeline or at all; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, expenses, margins, demand, supply, product availability, shipments, consumption, weather conditions, supplier agreements, availability, inventory levels, exports, crop development and cost of labor and interest, exchange and effective tax rates; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2023 and in the future; assumptions related to our Retail - South America group of CGUs goodwill and intangible asset impairment; assumptions related to the calculation of recoverable amount of our Aurora and White Springs CGUs, including internal sales and input price forecasts, discount rate, long-term growth rate and end of expected mine life; assumptions with respect to the benefits of the brownfield expansions at our Geismar facility; assumptions with respect to our intention to complete share repurchases under our normal course issuer bid programs, including the funding of such share repurchases, existing and future market conditions, including with respect to the price of our common shares, and compliance with respect to applicable limitations under securities laws and regulations and stock exchange policies; our expectations regarding the impacts, direct and indirect, of certain geopolitical conflicts, including the war between Ukraine and Russia and the conflict in Israel on, among other things, global supply and demand, including for crop nutrients, energy and commodity prices, global interest rates, supply chains and the global macroeconomic environment, including inflation; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment grade ratings and achieve our performance targets; our ability to successfully negotiate sales and other contracts; and our ability to successfully implement new initiatives and programs, including with respect to the recent launch of the digitally enabled financing program in Australia.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; seasonality; climate change and weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs, trade restrictions and climate change initiatives), government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; interruptions of or constraints in availability of key inputs, including natural gas and sulfur; any significant impairment of the carrying amount of certain assets; the risk that rising interest rates and/or deteriorated business operating results may result in the further impairment of assets or goodwill attributed to certain of our cash generating units; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; geopolitical conflicts, including the war between Ukraine and Russia and the conflict in Israel, and their potential impact on, among other things, global market conditions and supply and demand, including for crop nutrients, energy and commodity prices, interest rates, supply chains and the global economy generally; our ability to execute on our strategies related to environmental, social and governance matters, and achieve related expectations, targets and commitments; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the SEC in the United States.

The purpose of our 2023 adjusted net earnings per share and adjusted EBITDA (consolidated and by segment), capital expenditures, cash provided by operations, depreciation and amortization and effective tax rate on adjusted earnings guidance ranges are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Terms and Definitions

For the definitions of certain financial and non-financial terms used in this document, as well as a list of abbreviated company names and sources, see the “Terms & Definitions” section of our 2022 Annual Report. All references to per share amounts pertain to diluted net earnings (loss) per share, “n/m” indicates information that is not meaningful, and all financial amounts are stated in millions of US dollars, unless otherwise noted.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, helping to safely and sustainably feed a growing world. We operate a world-class network of production, distribution and retail facilities that positions us to efficiently serve the needs of growers. We focus on creating long-term value for all stakeholders by advancing our key environmental, social and governance priorities.

For Further Information:

Investor Relations:

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

Investors@nutrien.com

Media Relations:

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

More information about Nutrien can be found at www.nutrien.com.

Selected financial data for download can be found in our data tool at www.nutrien.com/investors/interactive-datatool

Such data is not incorporated by reference herein.

Nutrien will host a Conference Call on Thursday, November 2, 2023 at 10:00 a.m. Eastern Time.

Telephone Conference dial-in numbers:

•	From Canada and the US 1-888-886-7786
•	International 1-416-764-8658
•	No access code required. Please dial in 15 minutes prior to ensure you are placed on the call in a timely manner.

Live Audio Webcast: Visit https://www.nutrien.com/investors/events/2023-q3-earnings-conference-call

Appendix A – Selected Additional Financial Data

Selected Retail Measures	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022

Proprietary products gross margin (millions of US dollars)

Crop nutrients	79	74	347	315

Crop protection products	107	189	434	617

Seed	28	21	171	173

Merchandise	2	1	8	7

All products	216	285	960	1,112

Proprietary products margin as a percentage of product line margin (%)

Crop nutrients	31	35	34	22

Crop protection products	31	41	36	41

Seed	54	62	44	45

Merchandise	6	6	7	6

All products	24	30	28	27

Crop nutrients sales volumes (tonnes – thousands)

North America	1,118	1,066	6,912	6,286

International	880	782	2,857	2,732

Total	1,998	1,848	9,769	9,018

Crop nutrients selling price per tonne

North America	635	836	720	908

International	614	913	559	744

Total	625	869	673	858

Crop nutrients gross margin per tonne

North America	165	155	130	191

International	88	64	47	80

Total	131	117	106	157

Financial performance measures			2023	2022

Retail adjusted EBITDA margin (%) [1,2]			8	11

Retail adjusted EBITDA per US selling location (thousands of US dollars) [1,2,3]			1,505	1,913

Retail adjusted average working capital to sales (%) [1,4]			20	16

Retail adjusted average working capital to sales excluding Nutrien Financial (%) [1,4]			2	1

Nutrien Financial adjusted net interest margin (%) [1,4]			5.8	6.7

Retail cash operating coverage ratio (%) [1,4]			64	55

 1  Rolling four quarters ended September 30, 2023 and 2022.

 2  These are supplementary financial measures. See the “Other Financial Measures” section.

 3  Excluding acquisitions.

 4  These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

Nutrien Financial	As at September 30, 2023							As at December 31, 2022

(millions of US dollars)	Current	<31 Days Past Due	31–90 Days Past Due	>90 Days Past Due	Gross Receivables	Allowance [1]	Net Receivables	Net Receivables

North America	3,418	93	91	104	3,706	(43)	3,663	2,007
International	570	59	24	49	702	(12)	690	662
Nutrien Financial receivables	3,988	152	115	153	4,408	(55)	4,353	2,669
1 Bad debt expense on the above receivables for the nine months ended September 30, 2023 was $36 million (2022 – $10 million) in the Retail segment.

Selected Nitrogen Measures	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Sales volumes (tonnes – thousands)

Fertilizer [1]	1,305	1,471	4,419	4,161

Industrial and feed	1,082	1,209	3,270	3,523
Net sales (millions of US dollars)

Fertilizer [1]	410	802	1,917	2,825

Industrial and feed	249	743	1,036	2,191
Net selling price per tonne

Fertilizer [1]	314	547	434	679

Industrial and feed	230	614	317	622
1 Certain immaterial 2022 figures have been reclassified.

Production Measures	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Potash production (Product tonnes – thousands)	3,287	2,742	9,612	10,066
Potash shutdown weeks [1]	-	10	5	15
Ammonia production – total [2]	1,315	1,483	3,995	4,359
Ammonia production – adjusted [2,3]	912	1,009	2,880	3,015
Ammonia operating rate (%) [3]	82	91	88	92
P2O5 production (P2O5 tonnes – thousands)	354	335	1,026	1,063
P2O5 operating rate (%)	83	78	81	84

1  Represents weeks of full production shutdown, including inventory adjustments and unplanned events, excluding the impact of any periods of reduced operating rates, planned routine annual maintenance shutdowns and announced workforce reductions.

2  All figures are provided on a gross production basis in thousands of product tonnes.

3  Excludes Trinidad and Joffre.

Appendix B – Non-IFRS Financial Measures

We use both IFRS measures and certain non-IFRS financial measures to assess performance. Non-IFRS financial measures are financial measures disclosed by the Company that (a) depict historical or expected future financial performance, financial position or cash flow of the Company, (b) with respect to their composition, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the Company, (c) are not disclosed in the financial statements of the Company and (d) are not a ratio, fraction, percentage or similar representation. Non-IFRS ratios are financial measures disclosed by the Company that are in the form of a ratio, fraction, percentage or similar representation that has a non-IFRS financial measure as one or more of its components, and that are not disclosed in the financial statements of the Company.

These non-IFRS financial measures and non-IFRS ratios are not standardized financial measures under IFRS and, therefore, are unlikely to be comparable to similar financial measures presented by other companies. Management believes these non-IFRS financial measures and non-IFRS ratios provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-IFRS financial measures and non-IFRS ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-IFRS financial measures and non-IFRS ratios, their compositions, and why management uses each measure. It also includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-IFRS financial measures and non-IFRS ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As additional non-recurring or unusual items arise in the future, we generally exclude these items in our calculations.

Adjusted EBITDA (Consolidated)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, share-based compensation and certain foreign exchange gain/loss (net of related derivatives). We also adjust this measure for the following other income and expenses that are excluded when management evaluates the performance of our day-to-day operations: integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses, gain or loss on disposal of certain businesses and investments, asset retirement obligations (“ARO”) and accrued environmental costs (“ERL”) related to our non-operating sites, and loss on remitting cash from certain foreign jurisdictions (e.g. Blue Chip Swaps). In 2023, we amended our calculation of adjusted EBITDA to adjust for the asset retirement obligations and accrued environmental costs related to our non-operating sites and the loss on remitting cash from certain foreign jurisdictions. We do not consider these to be part of our day-to-day operations. There were no similar income and expense in the comparative periods.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations, and as a component of employee remuneration calculations.

	Three Months Ended September 30		Nine Months Ended September 30
(millions of US dollars)	2023	2022	2023	2022

Net earnings	82	1,583	1,106	6,569

Finance costs	206	136	580	375

Income tax expense	97	487	766	2,206

Depreciation and amortization	552	526	1,604	1,492

EBITDA [1]	937	2,732	4,056	10,642
Adjustments:
Integration and restructuring related costs	14	15	29	35
Share-based compensation expense (recovery)	42	39	(7)	122
(Reversal of) impairment of assets	-	(330)	698	(780)
ARO/ERL expense for non-operating sites ²	4	-	10	-
Foreign exchange loss, net of related derivatives	87	11	105	67
Loss on Blue Chip Swaps	-	-	92	-
Gain on disposal of investment	-	-	-	(19)

COVID-19 related expenses ³	-	-	-	8
Adjusted EBITDA	1,084	2,467	4,983	10,075

1  EBITDA is calculated as net earnings before finance costs, income taxes, and depreciation and amortization.

2  ARO/ERL refers to asset retirement obligations and accrued environmental costs.

3  COVID-19 related expenses primarily consist of increased cleaning and sanitization costs, the purchase of personal protective equipment, discretionary supplemental employee costs, and costs related to construction delays from access limitations and other government restrictions.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) and net earnings (loss) per share.

Definition: Adjusted net earnings and related per share information are calculated as net earnings (loss) before share-based compensation and certain foreign exchange gain/loss (net of related derivatives), net of tax. We also adjust this measure for the following other income and expenses (net of tax) that are excluded when management evaluates the performance of our day-to-day operations: certain integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses (including those recorded under finance costs), gain or loss on disposal of certain businesses and investments, gain or loss on early extinguishment of debt or on settlement of derivatives due to discontinuance of hedge accounting, asset retirement obligations and accrued environmental costs related to our non-operating sites, loss on remitting cash from certain foreign jurisdictions (e.g. Blue Chip Swaps) and change in recognition of tax losses and deductible temporary differences related to impairments. In 2023, we amended our calculation of adjusted net earnings and adjusted net earnings per share to adjust for the asset retirement obligations and accrued environmental costs related to our non-operating sites the loss on remitting cash from certain foreign jurisdictions and the change in recognition of Retail – South America tax losses and deductible temporary differences. We do not consider these to be part of our day-to-day operations. There were no similar income and expense in the comparative periods. We generally apply the annual forecasted effective tax rate to our adjustments during the year and, at year-end, we apply the actual effective tax rate. If the effective tax rate is significantly different from our forecasted effective tax rate due to adjustments or discrete tax impacts, we apply a tax rate that excludes those items. For material adjustments, we apply a tax rate specific to the adjustment.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations and is used as a component of employee remuneration calculations.

	Three Months Ended September 30, 2023			Nine Months Ended September 30, 2023
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings attributable to equity holders of Nutrien		75	0.15		1,086	2.18
Adjustments:
Share-based compensation expense (recovery)	42	19	0.04	(7)	(4)	(0.01)
Foreign exchange loss, net of related derivatives	87	71	0.14	105	80	0.16
Integration and restructuring related costs	14	6	0.02	29	17	0.03
Impairment of assets	-	-	-	698	653	1.32
ARO/ERL expense for non-operating sites [1]	4	2	-	10	6	0.02
Loss on Blue Chip Swaps	-	-	-	92	92	0.18
Change in recognition of deferred tax assets	-	-	-	66	66	0.13

Adjusted net earnings		173	0.35		1,996	4.01
1 ARO/ERL refers to asset retirement obligations and accrued environmental costs.

	Three Months Ended September 30, 2022			Nine Months Ended September 30, 2022
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings attributable to equity holders of Nutrien		1,577	2.94		6,548	11.96
Adjustments:
Share-based compensation (recovery) expense	39	30	0.06	122	91	0.17
Foreign exchange loss, net of related derivatives	11	8	0.01	67	50	0.09
Integration and restructuring related costs	15	11	0.02	35	26	0.05
Reversal of impairment of assets	(330)	(265)	(0.49)	(780)	(619)	(1.13)
COVID-19 related expenses	-	-	-	8	6	0.01
Gain on disposal of investment	-	-	-	(19)	(14)	(0.03)
Gain on settlement of discontinued hedge accounting derivative	(18)	(14)	(0.03)	(18)	(13)	(0.02)

Adjusted net earnings		1,347	2.51		6,075	11.10

Adjusted EBITDA (Consolidated) and Adjusted Net Earnings Per Share Guidance

Adjusted EBITDA and adjusted net earnings per share guidance are forward-looking non-IFRS financial measures. They are provided to assist readers in understanding our expected and targeted financial results. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS because a meaningful or accurate calculation of reconciling items and the information is not available without unreasonable effort due to unknown variables, including the timing and amount of certain reconciling items, and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine without unreasonable efforts. The probable significance of such unavailable information, which could be material to future results, cannot be addressed. Guidance for adjusted EBITDA and adjusted net earnings per share excludes certain items such as, but not limited to, the impacts of share-based compensation, certain foreign exchange gain/loss (net of related derivatives), integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses (including those recorded under finance costs), gain or loss on disposal of certain businesses and investments, gain or loss on early extinguishment of debt or on settlement of derivatives due to discontinuance of hedge accounting, asset retirement obligations and accrued environmental costs related to our non-operating sites, loss on remitting cash from certain foreign jurisdictions (e.g. Blue Chip Swaps) and the change in recognition of Retail – South America tax losses and deductible temporary differences.

Gross Margin Excluding Depreciation and Amortization Per Tonne – Manufactured

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin per tonne less depreciation and amortization per tonne for manufactured products. Reconciliations are provided in the “Segment Results” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Potash Controllable Cash Cost of Product Manufactured (“COPM”) Per Tonne

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Total Potash COGS excluding depreciation and amortization expense included in COPM, royalties, natural gas costs and carbon taxes, change in inventory, and other adjustments, divided by potash production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash controllable cash COPM excludes the effects of production from other periods and the impacts of our long-term investment decisions, supporting a focus on the performance of our day-to-day operations. Potash controllable cash COPM also excludes royalties and natural gas costs and carbon taxes, which management does not consider controllable, as they are primarily driven by regulatory and market conditions.

	Three Months Ended September 30		Nine Months Ended September 30
(millions of US dollars, except as otherwise noted)	2023	2022	2023	2022
Total COGS – Potash	389	386	1,047	1,090
Change in inventory	(73)	(52)	(47)	20
Other adjustments [1]	(2)	(5)	(19)	(29)
COPM	314	329	981	1,081
Depreciation and amortization in COPM	(102)	(84)	(303)	(317)
Royalties in COPM	(20)	(42)	(77)	(150)
Natural gas costs and carbon taxes in COPM	(9)	(9)	(34)	(45)
Controllable cash COPM	183	194	567	569
Production tonnes (tonnes – thousands)	3,287	2,742	9,612	10,066
Potash controllable cash COPM per tonne	56	70	59	56
1 Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.

Ammonia Controllable Cash COPM Per Tonne

Most directly comparable IFRS financial measure: Total manufactured COGS for the Nitrogen segment.

Definition: Total Nitrogen COGS excluding depreciation and amortization expense included in COGS, cash COGS for products other than ammonia, other adjustments, and natural gas and steam costs, divided by net ammonia production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Ammonia controllable cash COPM excludes the effects of production from other periods, the costs of natural gas and steam, and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended September 30		Nine Months Ended September 30
(millions of US dollars, except as otherwise noted)	2023	2022	2023	2022
Total Manufactured COGS – Nitrogen [1]	495	895	1,840	2,478
Total Other COGS – Nitrogen [1]	74	212	317	681
Total COGS – Nitrogen	569	1,107	2,157	3,159
Depreciation and amortization in COGS	(104)	(117)	(351)	(334)
Cash COGS for products other than ammonia	(342)	(640)	(1,326)	(1,912)
Ammonia
Total cash COGS before other adjustments	123	350	480	913
Other adjustments [2]	(12)	(31)	(146)	(145)
Total cash COPM	111	319	334	768
Natural gas and steam costs in COPM	(73)	(267)	(231)	(643)
Controllable cash COPM	38	52	103	125
Production tonnes (net tonnes [3] – thousands)	610	819	1,712	2,099
Ammonia controllable cash COPM per tonne	61	62	60	59

1  Certain immaterial 2022 figures have been reclassified.

2  Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.

3  Ammonia tonnes available for sale, as not upgraded to other nitrogen products.

Retail Adjusted Average Working Capital to Sales and Retail Adjusted Average Working Capital to Sales Excluding Nutrien Financial

Definition: Retail adjusted average working capital divided by Retail adjusted sales for the last four rolling quarters. We exclude in our calculations the sales and working capital of certain acquisitions during the first year following the acquisition. We also look at this metric excluding Nutrien Financial revenue and working capital.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively. The metric excluding Nutrien Financial shows the impact that the working capital of Nutrien Financial has on the ratio.

	Rolling four quarters ended September 30, 2023
(millions of US dollars, except as otherwise noted)	Q4 2022	Q1 2023	Q2 2023	Q3 2023	Average/Total
Current assets	11,668	13,000	11,983	10,398
Current liabilities	(8,708)	(8,980)	(8,246)	(5,228)
Working capital	2,960	4,020	3,737	5,170	3,972
Working capital from certain recent acquisitions	-	-	-	-
Adjusted working capital	2,960	4,020	3,737	5,170	3,972
Nutrien Financial working capital	(2,669)	(2,283)	(4,716)	(4,353)
Adjusted working capital excluding Nutrien Financial	291	1,737	(979)	817	467

Sales	4,087	3,422	9,128	3,490
Sales from certain recent acquisitions	-	-	-	-
Adjusted sales	4,087	3,422	9,128	3,490	20,127
Nutrien Financial revenue	(62)	(57)	(122)	(73)
Adjusted sales excluding Nutrien Financial	4,025	3,365	9,006	3,417	19,813

Adjusted average working capital to sales (%)					20
Adjusted average working capital to sales excluding Nutrien Financial (%)					2

	Rolling four quarters ended September 30, 2022
(millions of US dollars, except as otherwise noted)	Q4 2021	Q1 2022	Q2 2022	Q3 2022	Average/Total
Current assets	9,924	12,392	12,487	11,262
Current liabilities	(7,828)	(9,223)	(9,177)	(5,889)
Working capital	2,096	3,169	3,310	5,373	3,487
Working capital from certain recent acquisitions	-	-	-	-
Adjusted working capital	2,096	3,169	3,310	5,373	3,487
Nutrien Financial working capital	(2,150)	(2,274)	(4,404)	(3,898)
Adjusted working capital excluding Nutrien Financial	(54)	895	(1,094)	1,475	306

Sales	3,878	3,861	9,422	3,980
Sales from certain recent acquisitions	-	-	-	-
Adjusted sales	3,878	3,861	9,422	3,980	21,141
Nutrien Financial revenue	(51)	(49)	(91)	(65)
Adjusted sales excluding Nutrien Financial	3,827	3,812	9,331	3,915	20,885

Adjusted average working capital to sales (%)					16
Adjusted average working capital to sales excluding Nutrien Financial (%)					1

Nutrien Financial Adjusted Net Interest Margin

Definition: Nutrien Financial revenue less deemed interest expense divided by average Nutrien Financial net receivables outstanding for the last four rolling quarters.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and other users to evaluate the financial performance of Nutrien Financial.

	Rolling four quarters ended September 30, 2023

(millions of US dollars, except as otherwise noted)	Q4 2022	Q1 2023	Q2 2023	Q3 2023	Total/Average
Nutrien Financial revenue	62	57	122	73
Deemed interest expense [1]	(11)	(20)	(39)	(41)
Net interest	51	37	83	32	203

Average Nutrien Financial net receivables	2,669	2,283	4,716	4,353	3,505
Nutrien Financial adjusted net interest margin (%)					5.8

	Rolling four quarters ended September 30, 2022

(millions of US dollars, except as otherwise noted)	Q4 2021	Q1 2022	Q2 2022	Q3 2022	Total/Average
Nutrien Financial revenue	51	49	91	65
Deemed interest expense [1]	(12)	(6)	(12)	(12)
Net interest	39	43	79	53	214

Average Nutrien Financial net receivables	2,150	2,274	4,404	3,898	3,182
Nutrien Financial adjusted net interest margin (%)					6.7
1 Average borrowing rate applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial.

Retail Cash Operating Coverage Ratio

Definition: Retail selling, general and administrative, and other expenses (income), excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

	Rolling four quarters ended September 30, 2023
(millions of US dollars, except as otherwise noted)	Q4 2022	Q1 2023	Q2 2023	Q3 2023	Total
Selling expenses	836	765	971	798	3,370
General and administrative expenses	51	50	55	57	213
Other expenses	1	15	29	37	82
Operating expenses	888	830	1,055	892	3,665
Depreciation and amortization in operating expenses	(198)	(179)	(185)	(186)	(748)
Operating expenses excluding depreciation and amortization	690	651	870	706	2,917

Gross margin	1,077	615	1,931	895	4,518
Depreciation and amortization in cost of goods sold	4	2	3	3	12
Gross margin excluding depreciation and amortization	1,081	617	1,934	898	4,530
Cash operating coverage ratio (%)					64

	Rolling four quarters ended September 30, 2022

(millions of US dollars, except as otherwise noted)	Q4 2021	Q1 2022	Q2 2022	Q3 2022	Total
Selling expenses	848	722	1,013	821	3,404
General and administrative expenses	43	45	54	50	192
Other expenses (income)	20	(12)	21	19	48
Operating expenses	911	755	1,088	890	3,644
Depreciation and amortization in operating expenses	(173)	(167)	(171)	(204)	(715)
Operating expenses excluding depreciation and amortization	738	588	917	686	2,929

Gross margin	1,173	845	2,340	917	5,275
Depreciation and amortization in cost of goods sold	5	2	4	2	13
Gross margin excluding depreciation and amortization	1,178	847	2,344	919	5,288
Cash operating coverage ratio (%)					55

Appendix C – Other Financial Measures

Supplementary Financial Measures

Supplementary financial measures are financial measures disclosed by the Company that (a) are, or are intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position or cash flow of the Company, (b) are not disclosed in the financial statements of the Company, (c) are not non-IFRS financial measures, and (d) are not non-IFRS ratios.

The following section provides an explanation of the composition of those supplementary financial measures if not previously provided.

Retail adjusted EBITDA margin: Retail adjusted EBITDA divided by Retail sales for the last four rolling quarters.

Retail adjusted EBITDA per US selling location: Calculated as total Retail US adjusted EBITDA for the last four rolling quarters, representing the organic EBITDA component, which excludes acquisitions in those quarters, divided by the number of US locations that have generated sales in the last four rolling quarters, adjusted for acquired locations in those quarters.

Cash used for dividends and share repurchases (shareholder returns): Calculated as dividends paid to Nutrien’s shareholders plus repurchase of common shares as reflected in the condensed consolidated statements of cash flows. This measure is useful as it represents return of capital to shareholders.

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2023	2022	2023	2022
SALES	2	5,631	8,188	23,392	30,351
Freight, transportation and distribution		263	204	714	628
Cost of goods sold		3,741	4,722	15,972	17,205
GROSS MARGIN		1,627	3,262	6,706	12,518
Selling expenses		799	826	2,548	2,570
General and administrative expenses		151	137	453	403
Provincial mining taxes		96	348	319	959
Share-based compensation expense (recovery)		42	39	(7)	122
(Reversal of) impairment of assets	3	-	(330)	698	(780)
Other expenses	4	154	36	243	94
EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		385	2,206	2,452	9,150
Finance costs		206	136	580	375
EARNINGS BEFORE INCOME TAXES		179	2,070	1,872	8,775
Income tax expense	5	97	487	766	2,206
NET EARNINGS		82	1,583	1,106	6,569
Attributable to
Equity holders of Nutrien		75	1,577	1,086	6,548
Non-controlling interest		7	6	20	21
NET EARNINGS		82	1,583	1,106	6,569

NET EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF NUTRIEN (“EPS”)
Basic		0.15	2.95	2.18	12.00
Diluted		0.15	2.94	2.18	11.96
Weighted average shares outstanding for basic EPS		494,517,000	534,839,000	496,999,000	545,776,000
Weighted average shares outstanding for diluted EPS		495,056,000	536,164,000	497,708,000	547,449,000

Condensed Consolidated Statements of Comprehensive (Loss) Income

		Three Months Ended September 30		Nine Months Ended September 30
(Net of related income taxes)		2023	2022	2023	2022
NET EARNINGS		82	1,583	1,106	6,569
Other comprehensive loss
Items that will not be reclassified to net earnings:
Net actuarial gain (loss) on defined benefit plans		-	60	(3)	61
Net fair value (loss) gain on investments		(6)	(54)	5	(61)
Items that have been or may be subsequently reclassified to net earnings:
Loss on currency translation of foreign operations		(64)	(191)	(14)	(272)
Other		(16)	(45)	(4)	(24)
OTHER COMPREHENSIVE LOSS		(86)	(230)	(16)	(296)
COMPREHENSIVE (LOSS) INCOME		(4)	1,353	1,090	6,273
Attributable to
Equity holders of Nutrien		(11)	1,348	1,070	6,254
Non-controlling interest		7	5	20	19
COMPREHENSIVE (LOSS) INCOME		(4)	1,353	1,090	6,273

  (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2023	2022	2023	2022
			Note 1		Note 1
OPERATING ACTIVITIES
Net earnings		82	1,583	1,106	6,569
Adjustments for:
Depreciation and amortization		552	526	1,604	1,492
Share-based compensation expense (recovery)		42	39	(7)	122
(Reversal of) impairment of assets	3	-	(330)	698	(780)
Provision for deferred income tax		55	160	176	152
Net (undistributed) distributed earnings of equity-accounted investees		(28)	(81)	112	(139)
Gain on amendments to other post-retirement pension plans		-	-	(80)	-
Loss on Blue Chip Swaps	4	-	-	92	-
Long-term income tax receivables and payables		1	71	(89)	201
Other long-term assets, liabilities and miscellaneous		26	3	124	31
Cash from operations before working capital changes		730	1,971	3,736	7,648
Changes in non-cash operating working capital:
Receivables		627	1,240	(1,491)	(3,602)
Inventories		846	517	2,406	(344)
Prepaid expenses and other current assets		(52)	(44)	960	1,018
Payables and accrued charges		(2,620)	(2,806)	(4,695)	(1,346)
CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES		(469)	878	916	3,374
INVESTING ACTIVITIES
Capital expenditures [1]		(615)	(636)	(1,840)	(1,464)
Business acquisitions, net of cash acquired		-	(10)	(116)	(78)
Proceeds from sales of Blue Chip Swaps, net of purchases		-	-	(92)	-
Net changes in non-cash working capital		36	31	(68)	(77)
Other		(94)	(90)	(109)	(60)
CASH USED IN INVESTING ACTIVITIES		(673)	(705)	(2,225)	(1,679)
FINANCING ACTIVITIES
Proceeds from short-term debt, net	7	1,445	2,017	2,213	2,867
Proceeds from long-term debt	8	-	-	1,500	41
Repayment of long-term debt	8	(118)	(22)	(635)	(50)
Repayment of principal portion of lease liabilities		(91)	(83)	(278)	(256)
Dividends paid to Nutrien’s shareholders	9	(261)	(259)	(770)	(780)
Repurchase of common shares	9	-	(1,700)	(1,047)	(3,306)
Issuance of common shares		1	4	32	168
Other		-	14	(34)	(3)
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		976	(29)	981	(1,319)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(17)	(32)	(19)	(52)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(183)	112	(347)	324
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		737	711	901	499
CASH AND CASH EQUIVALENTS – END OF PERIOD		554	823	554	823
Cash and cash equivalents is composed of:
Cash		508	428	508	428
Short-term investments		46	395	46	395
		554	823	554	823
SUPPLEMENTAL CASH FLOWS INFORMATION
Interest paid		137	80	462	280
Income taxes paid		133	318	1,722	1,503
Total cash outflow for leases		125	111	373	339

1 Includes additions to property, plant and equipment, and intangible assets for the three months ended September 30, 2023 of $567 and $48 (2022 – $584 and $52), respectively, and for the nine months ended September 30, 2023 of $1,699 and $141 (2022 – $1,317 and $147), respectively.

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Number of Common Shares	Share Capital	Contributed Surplus	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Equity Holders of Nutrien	Non- Controlling Interest	Total Equity

BALANCE – DECEMBER 31, 2021	557,492,516	15,457	149	(176)	30	(146)	8,192	23,652	47	23,699

Net earnings	-	-	-	-	-	-	6,548	6,548	21	6,569

Other comprehensive loss	-	-	-	(270)	(24)	(294)	-	(294)	(2)	(296)

Shares repurchased (Note 9)	(38,387,969)	(1,070)	(23)	-	-	-	(2,241)	(3,334)	-	(3,334)

Dividends declared (Note 9)	-	-	-	-	-	-	(773)	(773)	-	(773)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(18)	(18)

Effect of share-based compensation including issuance of common shares	3,058,561	201	(19)	-	-	-	-	182	-	182
Transfer of net loss on cash flow hedges	-	-	-	-	3	3	-	3	-	3
Transfer of net actuarial gain on defined benefit plans	-	-	-	-	(61)	(61)	61	-	-	-

BALANCE – SEPTEMBER 30, 2022	522,163,108	14,588	107	(446)	(52)	(498)	11,787	25,984	48	26,032

BALANCE – DECEMBER 31, 2022	507,246,105	14,172	109	(374)	(17)	(391)	11,928	25,818	45	25,863

Net earnings	-	-	-	-	-	-	1,086	1,086	20	1,106

Other comprehensive loss	-	-	-	(14)	(2)	(16)	-	(16)	-	(16)

Shares repurchased (Note 9)	(13,378,189)	(374)	(26)	-	-	-	(600)	(1,000)	-	(1,000)

Dividends declared (Note 9)	-	-	-	-	-	-	(789)	(789)	-	(789)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(14)	(14)

Effect of share-based compensation including issuance of common shares	664,230	39	(1)	-	-	-	-	38	-	38

Transfer of net gain on sale of investment	-	-	-	-	(14)	(14)	14	-	-	-
Transfer of net loss on cash flow hedges	-	-	-	-	8	8	-	8	-	8
Transfer of net actuarial loss on defined benefit plans	-	-	-	-	3	3	(3)	-	-	-

BALANCE – SEPTEMBER 30, 2023	494,532,146	13,837	82	(388)	(22)	(410)	11,636	25,145	51	25,196

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

		September 30		December 31

As at	Note	2023	2022	2022

ASSETS

Current assets

Cash and cash equivalents		554	823	901

Receivables		7,713	8,591	6,194

Inventories		5,169	6,545	7,632

Prepaid expenses and other current assets		656	737	1,615

		14,092	16,696	16,342

Non-current assets

Property, plant and equipment	3	22,150	21,022	21,767

Goodwill	3	12,078	12,180	12,368

Intangible assets	3	2,219	2,217	2,297

Investments		731	772	843

Other assets		959	937	969

TOTAL ASSETS		52,229	53,824	54,586

LIABILITIES

Current liabilities

Short-term debt	7	4,354	4,454	2,142

Current portion of long-term debt	8	-	1,016	542

Current portion of lease liabilities		305	303	305

Payables and accrued charges		6,653	8,760	11,291

		11,312	14,533	14,280

Non-current liabilities

Long-term debt	8	9,427	7,020	8,040

Lease liabilities		901	884	899

Deferred income tax liabilities	5	3,631	3,489	3,547

Pension and other post-retirement benefit liabilities		241	337	319

Asset retirement obligations and accrued environmental costs		1,353	1,320	1,403

Other non-current liabilities		168	209	235

TOTAL LIABILITIES		27,033	27,792	28,723

SHAREHOLDERS’ EQUITY

Share capital	9	13,837	14,588	14,172

Contributed surplus		82	107	109

Accumulated other comprehensive loss		(410)	(498)	(391)

Retained earnings		11,636	11,787	11,928

Equity holders of Nutrien		25,145	25,984	25,818

Non-controlling interest		51	48	45

TOTAL SHAREHOLDERS’ EQUITY		25,196	26,032	25,863

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		52,229	53,824	54,586

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Nine Months Ended September 30, 2023

NOTE 1 BASIS OF PRESENTATION

Nutrien Ltd. (collectively with its subsidiaries, “Nutrien”, “we”, “us”, “our” or “the Company”) is the world’s largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are materially consistent with those used in the preparation of our 2022 annual consolidated financial statements. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with our 2022 annual consolidated financial statements.

Certain immaterial 2022 figures have been reclassified in the condensed consolidated statements of cash flows.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

These interim financial statements were authorized by the Audit Committee of the Board of Directors for issue on November 1, 2023.

NOTE 2 SEGMENT INFORMATION

The Company has four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and it provides services directly to growers through a network of farm centers in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces.

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended September 30, 2023

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	3,489	1,002	690	450	-	-	5,631

– intersegment	1	108	138	66	-	(313)	-

Sales – total	3,490	1,110	828	516	-	(313)	5,631

Freight, transportation and distribution	-	138	105	72	-	(52)	263

Net sales	3,490	972	723	444	-	(261)	5,368

Cost of goods sold	2,595	389	569	417	-	(229)	3,741

Gross margin	895	583	154	27	-	(32)	1,627

Selling expenses	798	3	8	1	(3)	(8)	799

General and administrative expenses	57	2	1	3	88	-	151

Provincial mining taxes	-	96	-	-	-	-	96

Share-based compensation expense	-	-	-	-	42	-	42

Other expenses (income)	37	4	(19)	8	117	7	154

Earnings (loss) before finance costs and income taxes	3	478	164	15	(244)	(31)	385

Depreciation and amortization	189	133	130	75	25	-	552

EBITDA [1]	192	611	294	90	(219)	(31)	937

Integration and restructuring related costs	5	-	-	-	9	-	14

Share-based compensation expense	-	-	-	-	42	-	42

ARO/ERL expense for non-operating sites [2]	-	-	-	-	4	-	4

Foreign exchange loss, net of related derivatives	-	-	-	-	87	-	87

Adjusted EBITDA	197	611	294	90	(77)	(31)	1,084

Assets – at September 30, 2023	22,811	13,613	11,476	2,410	2,405	(486)	52,229

1 EBITDA is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

2 ARO/ERL refers to asset retirement obligations and accrued environmental costs.

	Three Months Ended September 30, 2022

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	3,967	1,968	1,666	587	-	-	8,188

– intersegment	13	84	236	126	-	(459)	-

Sales – total	3,980	2,052	1,902	713	-	(459)	8,188

Freight, transportation and distribution	-	48	131	62	-	(37)	204

Net sales	3,980	2,004	1,771	651	-	(422)	7,984

Cost of goods sold	3,063	386	1,107	537	-	(371)	4,722

Gross margin	917	1,618	664	114	-	(51)	3,262

Selling expenses	821	3	7	1	(2)	(4)	826

General and administrative expenses	50	2	2	3	80	-	137

Provincial mining taxes	-	348	-	-	-	-	348

Share-based compensation expense	-	-	-	-	39	-	39

Reversal of impairment of assets	-	-	-	(330)	-	-	(330)

Other expenses (income)	19	(1)	(59)	15	59	3	36

Earnings (loss) before finance costs and income taxes	27	1,266	714	425	(176)	(50)	2,206

Depreciation and amortization	206	112	141	48	19	-	526

EBITDA	233	1,378	855	473	(157)	(50)	2,732

Integration and restructuring related costs	2	-	-	-	13	-	15

Share-based compensation expense	-	-	-	-	39	-	39

Reversal of impairment of assets	-	-	-	(330)	-	-	(330)

Foreign exchange loss, net of related derivatives	-	-	-	-	11	-	11

Adjusted EBITDA	235	1,378	855	143	(94)	(50)	2,467

Assets – at December 31, 2022	24,451	13,921	11,807	2,661	2,622	(876)	54,586

Unaudited	In millions of US dollars except as otherwise noted

	Nine Months Ended September 30, 2023

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	16,038	3,001	2,909	1,444	-	-	23,392

– intersegment	2	302	708	204	-	(1,216)	-

Sales – total	16,040	3,303	3,617	1,648	-	(1,216)	23,392

Freight, transportation and distribution	-	320	366	188	-	(160)	714

Net sales	16,040	2,983	3,251	1,460	-	(1,056)	22,678

Cost of goods sold	12,599	1,047	2,157	1,297	-	(1,128)	15,972

Gross margin	3,441	1,936	1,094	163	-	72	6,706

Selling expenses	2,534	9	23	5	(7)	(16)	2,548

General and administrative expenses	162	10	11	10	260	-	453

Provincial mining taxes	-	319	-	-	-	-	319

Share-based compensation recovery	-	-	-	-	(7)	-	(7)

Impairment of assets	465	-	-	233	-	-	698

Other expenses (income)	81	2	(53)	21	187	5	243

Earnings (loss) before finance costs and income taxes	199	1,596	1,113	(106)	(433)	83	2,452

Depreciation and amortization	558	345	426	213	62	-	1,604

EBITDA	757	1,941	1,539	107	(371)	83	4,056

Integration and restructuring related costs	8	-	-	-	21	-	29

Share-based compensation recovery	-	-	-	-	(7)	-	(7)

Impairment of assets	465	-	-	233	-	-	698

ARO/ERL expense for non-operating sites	-	-	-	-	10	-	10

Foreign exchange loss, net of related derivatives	-	-	-	-	105	-	105

Loss on Blue Chip Swaps	-	-	-	-	92	-	92

Adjusted EBITDA	1,230	1,941	1,539	340	(150)	83	4,983

Assets – at September 30, 2023	22,811	13,613	11,476	2,410	2,405	(486)	52,229

	Nine Months Ended September 30, 2022

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	17,177	6,345	5,078	1,751	-	-	30,351

– intersegment	86	396	1,021	303	-	(1,806)	-

Sales – total	17,263	6,741	6,099	2,054	-	(1,806)	30,351

Freight, transportation and distribution	-	219	358	178	-	(127)	628

Net sales	17,263	6,522	5,741	1,876	-	(1,679)	29,723

Cost of goods sold	13,161	1,090	3,159	1,399	-	(1,604)	17,205

Gross margin	4,102	5,432	2,582	477	-	(75)	12,518

Selling expenses	2,556	9	22	5	(6)	(16)	2,570

General and administrative expenses	149	6	12	9	227	-	403

Provincial mining taxes	-	959	-	-	-	-	959

Share-based compensation expense	-	-	-	-	122	-	122

Reversal of impairment of assets	-	-	-	(780)	-	-	(780)

Other expenses (income)	28	1	(139)	27	160	17	94

Earnings (loss) before finance costs and income taxes	1,369	4,457	2,687	1,216	(503)	(76)	9,150

Depreciation and amortization	550	354	403	130	55	-	1,492

EBITDA	1,919	4,811	3,090	1,346	(448)	(76)	10,642

Integration and restructuring related costs	2	-	-	-	33	-	35

Share-based compensation expense	-	-	-	-	122	-	122

Reversal of impairment of assets	-	-	-	(780)	-	-	(780)

COVID-19 related expenses	-	-	-	-	8	-	8

Foreign exchange loss, net of related derivatives	-	-	-	-	67	-	67

Gain on disposal of investment	(19)	-	-	-	-	-	(19)

Adjusted EBITDA	1,902	4,811	3,090	566	(218)	(76)	10,075

Assets – at December 31, 2022	24,451	13,921	11,807	2,661	2,622	(876)	54,586

Unaudited	In millions of US dollars except as otherwise noted

		Three Months Ended September 30		Nine Months Ended September 30
		2023	2022	2023	2022
	Retail sales by product line
	Crop nutrients	1,250	1,605	6,571	7,740
	Crop protection products	1,566	1,716	5,790	6,086
	Seed	158	134	2,093	1,861
	Merchandise	231	241	750	755
	Nutrien Financial	73	65	252	205
	Services and other	235	244	691	729
	Nutrien Financial elimination [1]	(23)	(25)	(107)	(113)

		3,490	3,980	16,040	17,263

	Potash sales by geography

	Manufactured product

	North America	637	484	1,631	2,168

	Offshore [2]	473	1,568	1,672	4,573

		1,110	2,052	3,303	6,741

	Nitrogen sales by product line

	Manufactured product

	Ammonia	193	695	998	2,072

	Urea and ESN® [3]	297	464	1,278	1,723

	Solutions, nitrates and sulfates	270	512	1,022	1,564

	Other nitrogen and purchased products [3]	68	231	319	740

		828	1,902	3,617	6,099

	Phosphate sales by product line

	Manufactured product

	Fertilizer	295	414	886	1,204

	Industrial and feed	151	206	535	594

	Other phosphate and purchased products	70	93	227	256

		516	713	1,648	2,054

1  Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

2  Relates to Canpotex Limited (“Canpotex”) (Note 11) and includes provisional pricing adjustments for the three months ended September 30, 2023 of $(34) (2022 – $(187)) and the nine months ended September 30, 2023 of $(354) (2022 – $66).

3  Certain immaterial 2022 figures have been reclassified.

NOTE 3 (REVERSAL OF) IMPAIRMENT OF ASSETS We recorded the following (reversal of) impairment of assets in the condensed consolidated statements of earnings:
		Three Months Ended September 30		Nine Months Ended September 30
Segment	Category	2023	2022	2023	2022
Retail	Goodwill	-	-	422	-
	Intangible assets	-	-	43	-
Phosphate	Property, plant and equipment	-	(330)	233	(780)
	(Reversal of) impairment of assets	-	(330)	698	(780)

Unaudited	In millions of US dollars except as otherwise noted

Goodwill and Intangible Assets

During the three months ended June 30, 2023, we revised our forecasted EBITDA for the Retail – South America group of cash generating units (“CGUs”), which triggered an impairment analysis. Due to the impact of crop input price volatility, more moderate long-term growth assumptions and higher interest rates, we lowered our product margin expectations and deferred certain of our planned strategic investments. As a result, this reduced our forecasted earnings and growth.

Retail - South America group of CGUs	June 30, 2023
Carrying amount	1,496
Recoverable amount	1,031
Impairment recognized relating to:
Goodwill	422
Intangible assets	43

After the recognition of the impairment, goodwill for the South America group of CGUs is nil. We used the fair value less costs of disposal (“FVLCD”) (a level 3 measurement), based on after-tax discounted cash flows (“DCF”) (10-year projections plus a terminal value) and incorporated assumptions an independent market participant would apply. We adjusted discount rates for the country risk premium in which we expect to generate cash flows. We used comparative market multiples to ensure discounted cash flow results are reasonable.

The key assumptions with the greatest influence on the calculation of the recoverable amount are the discount rate, terminal growth rate and forecasted EBITDA. The key forecast assumptions were based on historical data and our estimates of future results from internal sources considering industry and market trends.

Key Assumptions Used in Impairment Model	As at June 30, 2023
Terminal growth rate (%)	6.0
Forecasted EBITDA over forecast period ($)	4,300
Discount rate [1] (%)	16.6
1 Discount rate used in the previous measurement was 16.0 percent, which was included as part of our Retail - International group of CGUs.

The following table highlights sensitivities to the recoverable amount, which could have resulted in additional impairment against the carrying amount of intangible assets and property, plant and equipment. The sensitivities have been calculated independently of changes in other key variables.

Key Assumptions as at June 30, 2023	Change in Key Assumption		Decrease to Recoverable Amount ($)
Terminal growth rate (%)	-	1.0 percent	50
Forecasted EBITDA over forecast period ($)	-	5.0 percent	100
Discount rate (%)	+	1.0 percent	120

Property, Plant and Equipment – Phosphate CGUs

Three Months Ended June 30, 2023	Impairment Trigger	Result
White Springs	Decrease in our forecasted phosphate margins.	Impairment recorded to property, plant and equipment.
Aurora

No impairment recorded. Recoverable amount of $2,000 was greater than the carrying amount of $1,660. The recoverable amount was based on FVLCD using after-tax DCF (using a five-year projection plus a terminal year to the end of expected mine life).

Unaudited	In millions of US dollars except as otherwise noted

White Springs CGU	June 30, 2023
Pre-tax impairment loss ($)	233
Pre-tax recoverable amount ($)	504
Valuation methodology	Value in use
Valuation technique	Pre-tax DCF to end of expected mine life
Key assumptions
End of expected mine life (proven and probable reserves) (year) [1]	2032
Pre-tax discount rate [2] (%)	15.6
Post-tax discount rate [2] (%)	12.0
Forecasted EBITDA [3] ($)	720

 1  The White Springs CGU has a short expected mine life and is therefore more sensitive to changes in short- and medium-term forecasted phosphate margins.

 2  Discount rate used in the previous measurement was 12.0 percent (pre-tax – 15.2 percent).

 3  Forecasted EBITDA to 2028.

The recoverable amount of our Aurora and White Springs CGUs used the following key assumptions: our forecasted EBITDA, discount rate, long-term growth rate and end of expected mine life. We used key assumptions that were based on historical data and estimates of future results from internal sources, independent third-party price benchmarks, and mineral reserve technical reports, as well as industry and market trends.

Phosphate Sensitivities

The following table highlights sensitivities to the recoverable amounts, which could result in additional impairment losses or reversals of the recorded losses (relating to the White Springs CGU). The sensitivities have been calculated independently of changes in other key variables.

			Change to Recoverable Amount ($)
Key Assumptions as at June 30, 2023	Change in Assumption		White Springs		Aurora
Forecasted EBITDA over forecast period ($)	+ / -	5.0 percent	+ / -	40	+ /-	220
Pre-tax discount rate (%)	+ / -	1.0 percent	- / +	20	n/a	n/a
Post-tax discount rate (%)	+ / -	1.0 percent	n/a	n/a	- / +	190
Long-term growth rate (%)	+ / -	1.0 percent	n/a	n/a	+ / -	110

During the nine months ended September 30, 2022, as a result of increased pricing forecast that reflected the macroeconomic environment at the time, we recorded the following reversal of impairment of assets:

Phosphate CGU	Aurora	White Springs
Date of impairment reversal	June 30, 2022	September 30, 2022

Pre-tax impairment reversal, net of depreciation ($)	450	330
Recoverable amount ($)	2,900	770
Carrying amount before impairment reversal ($)	1,200	425
Valuation methodology	FVLCD	Value in use
Valuation technique	Five-year DCF plus terminal year to end of mine life	Pre-tax DCF to end of expected mine life

For additional information relating to the reversal of the impairment, including the key assumptions used in the calculation, see Note 13 of the 2022 annual consolidated financial statements.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 4 OTHER EXPENSES (INCOME)

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022

Integration and restructuring related costs	14	15	29	35

Foreign exchange loss, net of related derivatives	87	11	105	67

Earnings of equity-accounted investees	(28)	(82)	(100)	(200)

Bad debt expense	12	4	51	18

COVID-19 related expenses	-	-	-	8

Gain on disposal of investment	-	-	-	(19)

Project feasibility costs	19	28	53	57

Customer prepayment costs	10	13	36	35

Loss on Blue Chip Swaps	-	-	92	-

Gain on amendments to other post-retirement pension plans	-	-	(80)	-

Other expenses	40	47	57	93

	154	36	243	94

The Central Bank of Argentina maintains certain currency controls that limit our ability to remit cash from Argentina. Blue Chip Swaps are trade transactions that effectively allow companies to transfer US dollars out of Argentina. Through this mechanism, we incurred a loss of $92 from the purchase of securities denominated in Argentine peso and corresponding sale in US dollars during the nine months ended September 30, 2023. The loss is a result of the significant divergence between the Blue Chip Swap market exchange rate and the official Argentinian Central Bank rate.

NOTE 5 INCOME TAXES

A separate estimated average annual effective income tax rate was determined for each taxing jurisdiction and applied individually to the interim period pre-tax earnings for each jurisdiction.

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022

Income tax expense	97	487	766	2,206

Actual effective tax rate on earnings (%)	41	24	33	25

Actual effective tax rate including discrete items (%)	54	24	41	25

Discrete tax adjustments that impacted the tax rate	23	(12)	155	8

The following table summarizes the income tax balances within the condensed consolidated balance sheets:

Income Tax Assets and Liabilities	Balance Sheet Location	As at September 30, 2023	As at December 31, 2022
Income tax assets
Current	Receivables	317	144
Non-current	Other assets	125	54
Deferred income tax assets	Other assets	357	448
Total income tax assets		799	646
Income tax liabilities
Current	Payables and accrued charges	38	899
Non-current	Other non-current liabilities	28	46
Deferred income tax liabilities	Deferred income tax liabilities	3,631	3,547
Total income tax liabilities		3,697	4,492

Unaudited	In millions of US dollars except as otherwise noted

NOTE 6 FINANCIAL INSTRUMENTS

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by our finance department. There have been no changes to our valuation methods presented in Note 10 of the 2022 annual consolidated financial statements and those valuation methods have been applied in these interim financial statements.

The following table presents our fair value hierarchy for financial instruments carried at fair value on a recurring basis or measured at amortized cost and require fair value disclosure. The table does not include fair value information for financial instruments that are measured using their carrying amount as a reasonable approximation of fair value.

	September 30, 2023				December 31, 2022

Financial assets (liabilities) measured at	Carrying Amount	Level 1	Level 2	Level 3	Carrying Amount	Level 1	Level 2	Level 3

Fair value on a recurring basis [1]

Derivative instrument assets	6	-	6	-	7	-	7	-

Other current financial assets – marketable securities [2]	187	32	155	-	148	19	129	-

Investments at FVTOCI [3]	191	181	-	10	200	190	-	10

Derivative instrument liabilities	(37)	-	(37)	-	(35)	-	(35)	-

Amortized cost

Investments at amortized cost	(12)	(12)	-	-	-	-	-	-

Current portion of long-term debt

Notes and debentures	-	-	-	-	(500)	(493)	-	-

Fixed and floating rate debt	-	-	-	-	(42)	-	(42)	-

Long-term debt

Notes and debentures	(9,384)	(4,366)	(3,943)	-	(7,910)	(3,581)	(3,656)	-

Fixed and floating rate debt	(43)	-	(43)	-	(130)	-	(130)	-

1  During the periods ended September 30, 2023 and December 31, 2022, there were no transfers between levels for financial instruments measured at fair value on a recurring basis.

2  Marketable securities consist of equity and fixed income securities.

3  Investments at fair value through other comprehensive income (“FVTOCI”) is primarily comprised of shares in Sinofert Holdings Ltd.

NOTE 7 SHORT-TERM DEBT

	Rate of Interest (%)	Total Facility Limit as at September 30, 2023	As at September 30, 2023	As at December 31, 2022
Credit facilities
Unsecured revolving term credit facility	n/a	4,500	-	-
Unsecured revolving term credit facility [1]	n/a	1,500	-	500
Uncommitted revolving demand facility	n/a	1,000	-	-
Other credit facilities [2]		1,300
South America [3]	5.1 – 13.2		460	453
Australia	5.0		123	190
Other	4.7		47	9
Commercial paper	5.6 – 5.8		3,583	783
Other short-term debt	n/a		141	207
			4,354	2,142

1  During the three months ended September 30, 2023, we extended the term of our unsecured revolving term credit facility to September 10, 2024 and reduced the facility limit from $2,000 to $1,500.

2  Total facility limit amounts include some facilities with maturities in excess of one year.

3  Our credit facilities are either denominated in local currency or US dollars. The range of interest rates for South America excludes our Argentina facilities denominated in local currency with interest rates ranging from 96.0 to 125.0 percent. The balance of these Argentina facilities as at September 30, 2023 was $15.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 8 LONG-TERM DEBT

	Nine Months Ended September 30
	Rate of interest (%)	Maturity	Amount

Notes repaid 2023	1.900	May 13, 2023	500

Notes issued 2023	4.900	March 27, 2028	750

Notes issued 2023	5.800	March 27, 2053	750

			1,500

The notes issued in the nine months ended September 30, 2023, are unsecured, rank equally with our existing unsecured debt, and have no sinking fund requirements prior to maturity. Each series is redeemable and has various provisions for redemption prior to maturity, at our option, at specified prices.

NOTE 9 SHARE CAPITAL

Share Repurchase Programs

	Commencement Date	Expiry	Maximum Shares for Repurchase	Maximum Shares for Repurchase (%)	Number of Shares Repurchased

2021 Normal Course Issuer Bid	March 1, 2021	February 28, 2022	28,468,448	5	22,186,395

2022 Normal Course Issuer Bid	March 1, 2022	February 7, 2023	55,111,110	10	55,111,110

2023 Normal Course Issuer Bid [1]	March 1, 2023	February 29, 2024	24,962,194	5	5,375,397

1  The 2023 normal course issuer bid will expire earlier than the date above if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

Purchases under the normal course issuer bids were, or may be, made through open market purchases at market prices as well as by other means permitted by applicable securities laws, including private agreements.

The following table summarizes our share repurchase activities during the period:

	Three Months Ended September 30		Nine Months Ended September 30

	2023	2022	2023	2022
Number of common shares repurchased for cancellation	-	19,027,561	13,378,189	38,387,969
Average price per share (US dollars)	-	89.25	74.73	86.85
Total cost	-	1,698	1,000	3,334

Dividends Declared

We declared a dividend per share of $0.53 (2022 – $0.48) during the three months ended September 30, 2023, payable on October 13, 2023 to shareholders of record on September 29, 2023.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 10 SEASONALITY

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. The results of this seasonality have a corresponding effect on receivables from customers and rebates receivables, inventories, prepaid expenses and other current assets, and trade payables. Our short-term debt also fluctuates during the year to meet working capital requirements. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

NOTE 11 RELATED PARTY TRANSACTIONS

We sell potash outside Canada and the United States exclusively through Canpotex. Canpotex sells potash to buyers, including Nutrien, in export markets pursuant to term and spot contracts at agreed upon prices. Our total revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. Sales to Canpotex are shown in Note 2. Purchases from Canpotex for the three months ended September 30, 2023 were $26 (2022 – $230) and the nine months ended September 30, 2023 were $60 (2022 – $391).

As at	September 30, 2023	December 31, 2022
Receivables from Canpotex	360	866

Payables to Canpotex	33	203

NOTE 12 BUSINESS COMBINATIONS

We acquired Casa do Adubo S.A. (“Casa do Adubo”) on October 1, 2022. We have completed our assessment of identifying and measuring all the assets acquired and liabilities assumed as part of the Casa do Adubo acquisition. This assessment included a thorough review of all internal and external sources of information available on circumstances that existed at the acquisition date, engagement of independent valuation experts, and final agreement of the purchase price. The fair values of the assets acquired and liabilities assumed, the goodwill amount of $184 recorded, and valuation technique and judgments applied are consistent with those disclosed in Note 25 of the 2022 annual consolidated financial statements. The goodwill recognized was fully impaired as part of the impairment recorded to the Retail – South America group of CGUs (Note 3).